Form N-SAR,
Sub-Item 77I
Terms of new or amended securities

Nuveen New York Dividend Advantage
Municipal Fund
811-09135



The Registrant has added new series of the preferred share class, as stated in the Statements Establishing and Fixing the Rights and Preferences, containing a description of the securities. Detailed information concerning the terms of the new VMTP and new VRDP Shares are contained in a Memorandum, filed as Appendix E to the Joint Proxy
Statement and a form of the Statement Establishing and Fixing the Rights and Preferences of the above-referenced
Fund is attached as Appendix A of said Memorandum. The Registrant incorporates by reference to this Sub-Item 77I both the Memorandum and the form of the Statement
Establishing and Fixing the Rights and Preferences, which were filed in the SEC filing on Form DEF 14A on March 4, 2015, Accession No. 0001193125-15-077029.